SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Akorn, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009728106

(CUSIP Number)

G. Edward Arledge, 11988 El Camino Real, Suite 200, San Diego, CA  92130 (858) 720-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jai S. Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,929,416

	8.	Shared Voting Power 28,500

	9.	Sole Dispositive Power 1,929,416

	10.	Shared Dispositive Power 28,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.4% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trident Fashions Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.7% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Range Resources Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.1% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement relates to shares of the Common Stock (the “Shares”) of Akorn, Inc., a Louisiana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089.

Item 2.	Identity and Background

(a)                                  This Statement is filed by Jai S. Waney, a citizen of India (“Mr. Waney”), Trident Fashions Inc., a British Virgin Islands corporation (“Trident”), and Range Resources Limited, a British Virgin Islands corporation (“Range Resources”).  Collectively, Mr. Waney, Trident and Range Resources are referred to as the “Reporting Persons,” or individually as a “Reporting Person.”

(b)                                 Mr. Waney’s address is 18/FL Corporation Square, No. 8 Lamlok Street, Kowloon Bay, Kowloon, Hong Kong.  Trident’s address is 18/FL Corporation Square, No. 8 Lamlok Street, Kowloon Bay, Kowloon, Hong Kong.  Range Resources address is c/o Cititrust (Jersey) Ltd, P.O. Box 728, 38 Esplanade, St Helier, Jersey JE4 8ZT, Channel Islands.

(c)                                  Mr. Waney’s principal occupation is as Managing Director of Tillsonburg Resources Asia Limited, a British Virgin Islands corporation, with a principal business address of 18/FL Corporation Square, No. 8 Lamlok Street, Kowloon Bay, Kowloon, Hong Kong.

(d)-(e)               During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Waney is a citizen of India. Trident and Range Resources are British Virgin Islands corporations.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Waney’s Shares reported herein were acquired with personal funds. Trident’s and Range Resources’ Shares reported herein were acquired with working capital.

Item 4.	Purpose of Transaction

Issuer commenced a recapitalization (the “Transaction”) on September 25, 2003.  The purpose of the Transaction was to reduce Issuer’s outstanding senior bank debt and provide Issuer with additional working capital.

In connection with the Transaction, Issuer filed that certain Articles of Amendment to Articles of Incorporation (“Articles of Amendment”), a copy of which is attached hereto, with the Louisiana Secretary of State on October 6, 2003.  The Articles of Amendment designate and set forth the rights, preferences and privileges of the Series A 6% Participating Convertible Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), including the following.  The Series A Preferred accrues dividends at a rate of 6.0% per annum, which rate is fully cumulative, accrues daily and compounds quarterly, provided that in the event stockholder approval authorizing sufficient Shares to be authorized and reserved for conversion of all of the Series A Preferred Stock and warrants issued in connection with the Transaction (“Stockholder Approval”) has not been received by October 7, 2004, such rate is to increase to 10.0% until Stockholder Approval has been received and sufficient Shares are authorized and reserved.  Subject to certain limitations, on October 31, 2011, Issuer is to redeem all shares of Series A Preferred Stock for an amount per share equal to $100, as may be adjusted from time to time as set forth in the Articles of Amendment, (the “Stated Value”) plus all accrued but unpaid dividends on such share (“Redemption Price”).  If Issuer does not have sufficient funds to redeem all such shares, any shares of Series A Preferred not redeemed will accrue dividends at a rate of 10.0% per annum until redeemed.  Shares of Series A Preferred Stock shall have liquidation rights in preference over junior securities, including Shares and have certain antidilution protections.  Without the approval of 50.1% of the Series A Preferred Stock, Issuer shall not take certain actions, including (i) issuing Series A Preferred Stock, securities senior or on par with the Series A Preferred Stock, (ii) amending Issuer’s Articles of Incorporation or Bylaws to alter the rights of the Series A Preferred Stock, (iii) effect a change of control or (iv) effect a reverse split of the Series A Preferred Stock.  The Series A Preferred Stock is convertible at any time into a number of Shares equal to the quotient obtained by dividing (x) the Stated Value plus any accrued but unpaid dividends by (y) $0.75, as such numbers may be adjusted form time to time pursuant to the terms of the Articles of Amendment.  Provided that Stockholder Approval has been received and sufficient Shares are be authorized and reserved all shares of Series A Preferred Stock shall convert to Shares on October 8, 2006

Mr. Waney believes that it may be advisable for the Issuer to supplement or make changes to its management personnel and/or board of directors in order to most effectively meet the challenges facing the Issuer.  Mr. Waney has previously held discussions, and intends to have further discussions with the Issuer, its officers, directors and/or other shareholders regarding potential supplements or changes to the Issuer’s current management and board of directors.

The Shares and the warrants acquired by the Reporting Persons in the Transaction were acquired for investment.  The Reporting Persons intend to continually review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to investment in the Issuer as is deemed appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.  No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The

Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Reporting Persons reserve the right to change his, her or its intentions with respect to all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a) Amount beneficially owned: Mr. Waney may be deemed to beneficially own 1,957,916 Shares, which constitutes approximately 9.4% of the outstanding Shares, due to the following:
1. 333,000 Shares are held by Trident. 100% of the outstanding shares of Trident are owned by Kithel Holding Limited, a Liberian company of which Mr. Waney is the 100% owner.
2. 28,500 Shares are held by Range Resources of which Mr. Waney owns 50% of the outstanding shares.

3.                 1,596,416 Shares are held by Mr. Waney as an individual including 7,000 shares of Series A Preferred Stock currently convertible into 933,333 Shares at $0.75 per Share and 233,333 warrants currently exercisable to purchase Shares at an exercise price of $1.00 per Share.

(b)           The information set forth in Rows 7 through 13 of the cover pages hereto for each Reporting Person is incorporated herein by reference.   The percentage amount set forth in Row 13 for all cover pages filed herewith, and of Item 5(a) above, is calculated based upon the 19,729,759 Shares outstanding as of June 30, 2003 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2003, but excludes an aggregate of (i) 250,172 shares of Series A Preferred Stock currently convertible into 33,356,266 Shares, (ii) 8,339,067 warrants currently exercisable to purchase Shares at an exercise price of $1.00 per Share, and (iii) 1,236,714 warrants currently exercisable to purchase Shares at an exercise price of $1.10 per Share, issued to Purchasers other than Mr. Waney in the Transaction.

(c)            Reporting Persons acquired Shares in the Transaction as follows.  On September 25, 2003, The Northern Trust Company, an Illinois banking corporation (“Northern Trust”), the certain purchasers identified therein, including Mr. Waney (collectively, the “Purchasers”), Issuer and Akorn (New Jersey), Inc., an Illinois corporation (“Akorn New Jersey”), entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) whereby the Purchasers agreed to purchase and assume all of Northern Trust’s interest (the “Assigned Interests”) in and to all of Northern Trust’s rights and obligations under the Credit Agreement dated as of September 15, 1999, as amended, (the “Credit Agreement”) between Issuer and Akorn New Jersey, as borrowers, and Northern Trust, as lender.

Simultaneously with the execution of the Assignment and Assumption Agreement, Issuer entered into a Preferred Stock and Note Purchase Agreement (the “Purchase Agreement”) with the Purchasers to redeem from the Purchasers the Assigned Interests in exchange for (a) an aggregate of 257,172 shares of Issuer’s Series A Preferred Stock currently convertible into 34,289,600 Shares at $0.75 per Share, (b) warrants currently exercisable to purchase an aggregate of 8,572,400 Shares at an exercise price of $1.00 per Share, (c) $6,000,000 in cash, and (d) an aggregate of approximately $2,767,139.03 in subordinated promissory notes (the “Purchased Notes”) issued to certain Purchasers.  Pursuant to the Purchase Agreement and a warrant agreement dated October 7, 2003 between Issuer and Mr. Waney, Mr. Waney acquired 7,000 shares of Series A Preferred Stock currently convertible into 933,333 Shares at an exercise price of $0.75 per Share and warrants currently exercisable to purchase an aggregate of 233,333 Shares at an exercise price of $1.00 per Share.  Warrants issued in the Transaction have cashless exercise and certain antidilution protection.

Issuer and Akorn New Jersey also entered into a Credit Facility dated October 7, 2003 (“Credit Facility”) with LaSalle Bank National Association (“LaSalle Bank”) to provide for new senior secured debt to Issuer.  As a condition of entering into the Credit Facility, certain Purchasers executed guarantees in favor of LaSalle Bank on behalf of Issuer.  In exchange for entering into such guarantees Issuer issued an aggregate of 960,000 warrants currently exercisable to purchase Shares at an exercise price of $1.10 per Share to such Purchasers.

As part of the Transaction, Issuer and the Purchasers also entered into a Registration Rights Agreement dated October 7, 2003 (the “Registration Rights Agreement”) pursuant to which Purchasers were granted certain registration rights in connection with the Series A Preferred Stock and warrants issued in connection with the Transaction, including three (3) demand registrations for holders of more 5,000,000 Shares, incidental or piggy-back registrations upon a registration by Issuer on Form S-1, S-2 or S-3 and shelf registration rights.  Issuer further agreed not to enter into any new agreement with more preferential registration rights.

The Transaction closed on October 9, 2003.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to be Filed as Exhibits
The Following have been filed as Exhibits to this Statement:
(a) Articles of Amendment to Articles of Incorporation of Issuer filed with the Secretary of State of Louisiana on October 6, 2003.

(b) Agreement dated October 17, 2003 between Mr. Waney and Twin Roses.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2003
Date
/s/ Jai S. Waney
Signature
Jai S. Waney
Name/Title